UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pine Technology Acquisition Corp.

Full Name of Registrant

Former Name if Applicable

260 Lena Drive

Address of Principal Executive Office (Street and Number)

Aurora, Ohio 44202

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 12, 2021, the U.S. Securities and Exchange Commission (the “SEC”) issued a statement (the “SEC Statement”) on the accounting and reporting considerations for warrants issued by SPACs entitled, “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies.”

Following consideration of the guidance in the SEC Statement, Pine Technology Acquisition Corp. (the “Company”) concluded that the warrants exercisable for common stock of the Company (the “Warrants”) should be classified as liabilities on the Company’s balance sheet. As a result of such conclusion, the Company engaged a valuation firm to conduct a valuation of the Warrants (the “Valuation”). In connection with the preparation of the Valuation, the Company has also consulted with its other advisors and with its auditors regarding the change to the Company’s financial statements that will result from the classification of the Warrants as liabilities on the Company’s balance sheet. The preparation of the Valuation, the classification of the Warrants and the resulting effect on the Company’s financial statements to be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (the “Quarterly Report”), has caused a delay in the completion of the Quarterly Report. Consequently, the Company was unable to complete and file the Quarterly Report by its prescribed due date without unreasonable effort or expense. The Company intends to file the Quarterly Report on or prior to May 24, 2021, which is the first business day following the fifth calendar day after the prescribed due date for the quarter ended March 31, 2021 (as the fifth calendar day after such prescribed due date is a Saturday).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Ciro M. DeFalco	212	402-8216
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pine Technology Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 18, 2021	By:	/s/ Ciro M. DeFalco
Ciro M. DeFalco
Chief Financial Officer